Quantstamp, Inc.
December 16, 2019

Attn: Jonathan Azeroual
INX Limited

Re: Audit of INX Limited ERC-20 Token

Dear Jonathan,

Quantstamp, Inc. are pleased to have been engaged by INX Limited to conduct an audit of the ERC-20 token contract provided for review. Quantstamp's objective was to evaluate the INX Limited ERC20 repository for security-related issues, code quality, and adherence to specification and best practices. Possible issues we looked for included (but are not limited to):

- Transaction-ordering dependence
- Timestamp dependence
- Mishandled exceptions and call stack limits
- Unsafe external calls
- Integer overflow / underflow
- Number rounding errors
- Reentrancy and cross-function vulnerabilities
- Denial of service / logical oversights
- Access control
- Centralization of power
- Business logic contradicting the specification
- Code clones, functionality duplication
- Gas usage
- Arbitrary token minting

After review, in consultation with our security auditors, and in accordance with our security best practice framework, we hereby provide the report of our findings certifying the security of the token contract, attached as Exhibit A.

Sincerely,

Richard Ma, CEO

EXHIBIT A -- QUANTSTAMP CERTIFICATE

Quantstamp Contract Security Certificate

December 16th 2019

INX Limited Security Token Assessment

This audit was prepared by Quantstamp, the leader in blockchain security and enterprise solutions.

Executive Summary

Type	Token
Auditors	Alex Murashkin, Senior Software Engineer Leonardo Passos, Senior Research Engineer Jan Gorzny, Blockchain Researcher
Timeline	2019-12-03 through 2019-12-12
EVM	Constantinople
Languages	Solidity
Methods	Architecture Review, Unit Testing, Functional Testing, Computer-Aided Verification, Manual Review
Specification	README.md

Source Code

Repository	Commit
inx_1404_token	9f13fd8
inx_1404_token	16da643

Changelog

- 2019-12-11 - Initial report (`16da643`)
- 2019-12-12 - Report for the diff (`16da643..9f13fd8`)

Overall Assessment

The code is fairly well-structured and, for the most part, well-documented. We identified four findings of low and informational severity. The three low-risk findings include uses of `lock`, `block.timestamp`, and privileged roles in the contracts. These were acknowledged by the contract owners and documented as of the commit `9f13fd8`. QSP-3 and QSP-4 were initially marked as "undetermined" due to the lack of necessary information in the specification, however, as of commit `9f13fd8`, were resolved.
In addition, we recommended some improvements to the documentation, which were partially implemented as of commit `9f13fd8`.

Total Issues	**4**	(1 Fixed)
High Risk Issues	0	(0 Fixed)
Medium Risk Issues	0	(0 Fixed)
Low Risk Issues	**3**	(0 Fixed)
Informational Risk Issues	**1**	(1 Fixed)
Undetermined Risk Issues	0	(0 Fixed)



0 Unfixed
3 Acknowledged
1 Fixed

High	The issue puts a large number of users' sensitive information at risk, or is reasonably likely to lead to catastrophic impact for client's reputation or serious financial implications for client and users.
Medium	The issue puts a subset of users' sensitive information at risk, would be detrimental for the client's reputation if exploited, or is reasonably likely to lead to moderate financial impact.
Low	The risk is relatively small and could not be exploited on a recurring basis, or is a risk that the client has indicated is low-impact in view of the client's business circumstances.
Informational	The issue does not post an immediate risk, but is relevant to security best practices or Defence in Depth.
Undetermined	The impact of the issue is uncertain.

Unfixed	Acknowledged the existence of the risk, and decided to accept it without engaging in special efforts to control it.
Acknowledged	the issue remains in the code but is a result of an intentional business or design decision. As such, it is supposed to be addressed outside the programmatic means, such as: 1) comments, documentation, README, FAQ; 2) business processes; 3) analyses showing that the issue shall have no negative consequences in practice (e.g., gas analysis, deployment settings).
Fixed	Adjusted program implementation, requirements or constraints to eliminate the risk.

Summary of Findings

ID	Description	Severity	Status
QSP-1	Unclear Expected Locking Behaviour	Low	Acknowledged
QSP-2	Block Timestamp Manipulation	Low	Acknowledged
QSP-3	Privileged Roles and Ownership	Low	Acknowledged
QSP-4	Unclear Expected Token Supply	Informational	Fixed

Quantstamp Audit Breakdown

Quantstamp's objective was to evaluate the repository for security-related issues, code quality, and adherence to specification and best practices.

Possible issues we looked for included (but are not limited to):

- Transaction-ordering dependence
- Timestamp dependence
- Mishandled exceptions and call stack limits
- Unsafe external calls
- Integer overflow / underflow
- Number rounding errors
- Reentrancy and cross-function vulnerabilities
- Denial of service / logical oversights
- Access control
- Centralization of power
- Business logic contradicting the specification
- Code clones, functionality duplication
- Gas usage
- Arbitrary token minting

Methodology

The Quantstamp auditing process follows a routine series of steps:

1. Code review that includes the following
   i. Review of the specifications, sources, and instructions provided to Quantstamp to make sure we understand the size, scope, and functionality of the smart contract.
   ii. Manual review of code, which is the process of reading source code line-by-line in an attempt to identify potential vulnerabilities.
   iii. Comparison to specification, which is the process of checking whether the code does what the specifications, sources, and instructions provided to Quantstamp describe.
2. Testing and automated analysis that includes the following:
   i. Test coverage analysis, which is the process of determining whether the test cases are actually covering the code and how much code is exercised when we run those test cases.
   ii. Symbolic execution, which is analyzing a program to determine what inputs cause each part of a program to execute.
3. Best practices review, which is a review of the smart contracts to improve efficiency, effectiveness, clarify, maintainability, security, and control based on the established industry and academic practices, recommendations, and research.
4. Specific, itemized, and actionable recommendations to help you take steps to secure your smart contracts.

Toolset

The notes below outline the setup and steps performed in the process of this audit.

Setup

Tool Setup:

- Maian
- Truffle
- Ganache
- SolidityCoverage
- Mythril
- Truffle-Flattener
- Securify
- Slither

Steps taken to run the tools:

1. Installed Truffle: `npm install -g truffle`
2. Installed Ganache: `npm install -g ganache-cli`
3. Installed the solidity-coverage tool (within the project's root directory): `npm install --save-dev solidity-coverage`
4. Ran the coverage tool from the project's root directory: `./node_modules/.bin/solidity-coverage`
5. Flattened the source code using `truffle-flattener` to accommodate the auditing tools.
6. Installed the Mythril tool from Pypi: `pip3 install mythril`
7. Ran the Mythril tool on each contract: `myth -x path/to/contract`
8. Ran the Securify tool: `java -Xmx6048m -jar securify-0.1.jar -fs contract.sol`
9. Cloned the MAIAN tool: `git clone --depth 1 https://github.com/MAIAN-tool/MAIAN.git maian`
10. Ran the MAIAN tool on each contract: `cd maian/tool/ && python3 maian.py -s path/to/contract contract.sol`
11. Installed the Slither tool: `pip install slither-analyzer`
12. Run Slither from the project directory `slither .`

Assessment

Findings

QSP-1 Unclear Expected Locking Behaviour

Severity: *Low*

Status: Acknowledged

File(s) affected: `capabilities/Timelockable.sol`

Description: Repeated calls to the `lock` method override the previous locks set for the given token holder. In addition, if multiple `lock(...)` transactions are sent at the same time, a hypothetical miner holding the tokens could choose to mine the transaction that is more favorable to the miner, thus making the contract vulnerable to transaction ordering.

Recommendation:

1. Documenting the expected behaviour when `lock` is called multiple times
2. If the transaction ordering behaviour is undesired, consider adding `increaseLock(...)` and `decreaseLock(...)` methods

Update: Tokensoft has acknowledged the issue and added the following comment on transaction ordering to `README.md`: "Care should be taken not to send out multiple 'lock' transactions at once as the last transaction mined will be the values that are persisted." as of commit `9f13fd8`. Tokensoft has confirmed this is expected behavior and the risk has been documented.

QSP-2 Block Timestamp Manipulation

Severity: *Low*

Status: Acknowledged

File(s) affected: `capabilities/Timelockable.sol`

Description: Projects may rely on block timestamps for various purposes. However, it's important to realize that miners individually set the timestamp of a block, and attackers may be able to manipulate timestamps for their own purposes. If a smart contract relies on a timestamp, it must take this into account.
The locking mechanism is based on `block.timestamp`. Miners who happen to hold INX tokens could delay the release of tokens of other token holders as a means to get a trading advantage.

Recommendation:

1. Changing the logic to rely on `block.number` as a means to control locking/releasing instead of `block.timestamp`
2. Requiring large minimum locking period in order to minimize the effect of timestamp manipulation.

Update: Tokensoft has acknowledged the use of `block.timestamp` and noted: "The block.timestamp is used to determine if a Timelock is expired, the block.timestamp is set by miners and not guaranteed to be accurate, it can differ from the true time by as much as 15 seconds." in `README.md` as of commit `9f13fd8`. Tokensoft has confirmed this is expected behavior and the risk has been documented.

QSP-3 Privileged Roles and Ownership

Severity: *Low*

Status: Acknowledged

Description: Smart contracts will often have `owner` variables to designate the person with special privileges to make modifications to the smart contract.
In this case, the owner is capable of granting any Ethereum account (including the owner themselves) an ability to revoke tokens from an arbitrary account or time-locking tokens of an arbitrary account. If an owner's private key is compromised, all users become automatically at risk. Consequently, for the purposes of this audit, we assume that the administrator and price feeds are available, honest, and not compromised.

Recommendation: While the owner privileges are documented in the `README.md` file, the centralization of power needs to be made clear to the end-users also.
Update: Tokensoft has acknowledged the owner variables that designate a person with special privileges can make modifications to the smart contract. They have noted "The Owner account specified at the time of deployment will be the only owner account by default. Since Owners can assign Revoker, Timelocker, and Whitelister privileges to themselves they have the ability to unilaterally impact trading capabilities and even token balances for all users." in `README.md` as of commit `9f13fd8`. Tokensoft has confirmed this is expected behavior and the risk has been documented

QSP-4 Unclear Expected Token Supply

Severity: *Informational*

Status: Fixed

File(s) affected: `InxToken.sol`

Description: `InxToken.sol`, `L21` (commit `16da643`): the comment says `Token supply - 2 Hundred Thousand Tokens, with 18 decimal precision`, while the constant `HUNDRED_THOUSAND` is set to `100000000`, which is one hundred million, thus making `TOKEN_SUPPLY` being two hundred million.

Recommendation:

1. Documenting the expected behaviour and fixing the code comments, if applicable
2. Making a code change to the constant, if applicable.

Update: Tokensoft has adjusted variable naming as of commit `9f13fd8`. Tokensoft has documented the token supply in the README: "On deployment, all tokens will be transferred to the owner account passed in during deployment. The total supply will be 200,000,000 tokens."

Automated Analyses

Maian

Maian detected no issues.

Mythril

Mythril detected two instances of "Dependence on predictable environment variable" referencing uses of `block.timestamp` in `capabilities/Timelockable.sol`. This potential issue was described in the finding `QSP-1`.

Securify

Securify detected multiple instances of `LockedEther` which were deemed to be false-positive upon manual inspection.

Slither

Slither reported a few instances of "Dangerous comparisons" referencing uses of `block.timestamp` in `capabilities/Timelockable.sol`. This potential issue was described in the finding `QSP-1`. Other findings reported by Slither were deemed as not having security implications.

Adherence to Specification

The code mostly matches the comments and the `README` documentation. The major case of a mismatch was written in the finding `QSP-4 Unclear Expected Token Supply`.

Code Documentation

Most of the code is well-documented, however, there are instances that could use improvement:

1. `README.md`, `L58` (commit `16da643`): it is likely that the command to run coverage is `npm run solcover` rather than `npm run coverage`
2. Files under the `roles` folder are missing code comments
3. `RestrictionMessages.sol`, `L11`, `Whitelistable.sol`, `L20` and `L24` (commit `16da643`), and the corresponding test files: "white list" should likely be "whitelist"
4. `Pausable.sol`, `L22` and `L30` (commit `16da643`): "owner" in `called by the owner` should likely be reworded to disambiguate from the `owner` role - **Fixed**.

Adherence to Best Practices

The code mostly adheres to the best coding practices, however, highlighted a few cases that could use improvement:

- Use of `block.timestamp` as noted in the finding `QSP-1` - **Acknowledged**
- Input validation is missing:
  - `restrictions/TransferRestrictions.sol`, `L21` (commit `16da643`): potentially, needs a check whether `_validators` is a non-zero address - **Fixed**
  - `capabilities/Timelockable.sol`, `L31` (commit `16da643`): recommended checking that `amount` is greater than 0
  - `capabilities/Timelockable.sol`, `L46` (commit `16da643`): recommended checking that `amountToRelease` is greater than 0
  - `InxToken.sol`, `L51` (commit `16da643`): recommended checking that `_newRestrictionsAddress` is a non-zero address
- All role definitions (such as `PauserRole`, `TimelockerRole`, etc.) in the `roles` folder look similar to each other and could use refactoring. However, given the state of the project and the timeline, it could be impractical.

Test Results

Test Suite Results

All tests pass.

```
 Contract: 1404 Restrictions
   ✓ should deploy
   ✓ should fail if TransferRestrictions are not set (106ms)
   ✓ should fail with non whitelisted accounts (307ms)
   ✓ should fail if tokens are timelocked (362ms)
   ✓ should fail if contract is paused (275ms)
   ✓ should handle unknown error codes

Contract: InxToken
   ✓ should deploy
   ✓ owner owns 200,000,000 inx
   ✓ should have correct details set (57ms)
   ✓ should mint tokens to owner (64ms)
   ✓ should mint tokens to different owner (53ms)

Contract: OwnerRole
   ✓ should deploy and set owner
   ✓ should allow an owner to add/remove owners (121ms)
   ✓ should not allow a non owner to add/remove owners (358ms)
   ✓ should not allow an owner to add 0x0 owner
   ✓ should emit events for adding owners (54ms)
   ✓ should emit events for removing owners (76ms)

Contract: Pausable
   ✓ should allow the pauser to pause/unpause (140ms)
   ✓ should not allow non pausers to pause/unpause (382ms)
   ✓ should block transfers when paused and allow transfers when unpaused (445ms)

Contract: PauserRole
   ✓ Owner should be able to add/remove pauser (103ms)
   ✓ Non owner should not be able to add/remove pauser
   ✓ Add pauser should fire event
   ✓ Remove pauser should fire event (75ms)

Contract: Revocable
   ✓ Revoker should be able to revoke tokens from any account (327ms)
   ✓ Non revokers should not be able to revoke tokens (303ms)
   ✓ should emit event when tokens are revoked (275ms)

Contract: RevokerRole
   ✓ Owner should be able to add/remove revoker (103ms)
   ✓ Non owner should not be able to add/remove revoker
   ✓ Add revoker should fire event
   ✓ Remove revoker should fire event (85ms)

Contract: Timelockable
   ✓ Owner should be able to lock/release tokens (695ms)
   ✓ Owner should be able to update timelocks (206ms)
   ✓ Owner should be able to release timelocks (183ms)
   ✓ Expired timelocks should not prevent transfers (3393ms)
   ✓ Non owners should not be able to lock/release tokens (555ms)
   ✓ should emit event when tokens are locked (128ms)
   ✓ should emit event when tokens are released (262ms)

Contract: TimelockerRole
   ✓ Owner should be able to add/remove timelocker (162ms)
   ✓ Non owner should not be able to add/remove timelocker
   ✓ Add timelocker should fire event (46ms)
   ✓ Remove timelocker should fire event (88ms)
   ✓ Owner should be able to add/remove whitelister (174ms)
   ✓ Non owner should not be able to add/remove whitelister
   ✓ Add whitelister should fire event (48ms)
   ✓ Remove whitelister should fire event (109ms)

Contract: Transfers
   ✓ should deploy
   ✓ All users should be blocked from sending to non whitelisted non role-assigned accounts (404ms)
   ✓ Initial transfers should fail but succeed after white listing (520ms)
```

```
    ✓ Initial transferFroms should fail but succeed after white listing (676ms)

  Contract: Upgrade Restrictions
    ✓ should deploy
    ✓ The TransferRestrictions cannot be deployed with the _validators param of 0x0 (60ms)
    ✓ The TransferRestrictions address should be updateable by owners (119ms)
    ✓ The TransferRestrictions address should no be updateable by non owners (738ms)
    ✓ Restricted transfers should succeed after removing restrictions (331ms)
    ✓ Updating restriction should fire event (183ms)

  Contract: Whitelistable
    ✓ Whitelister should be able to set whitelist (89ms)
    ✓ Only transfer between whitelisted accounts should succeed (283ms)

  Contract: WhitelisterRole
    ✓ Owner should be able to add/remove whitelister (272ms)
    ✓ Non owner should not be able to add/remove whitelister
    ✓ Add whitelister should fire event (184ms)
    ✓ Remove whitelister should fire event (212ms)


  62 passing (34s)
```

Code Coverage

Test coverage is fairly high and meets our expectations. While having a perfect branch coverage is not a requirement, it is recommended to inspect the uncovered branches and consider adding tests if these cases are deemed to be significant.

File	% Stmts	% Branch	% Funcs	% Lines	Uncovered Lines
contracts/	100	100	100	100	
InxToken.sol	100	100	100	100	
contracts/1404/	100	100	100	100	
IERC1404.sol	100	100	100	100	
IERC1404Validators.sol	100	100	100	100	
contracts/capabilities/	100	78.57	100	100	
Pausable.sol	100	100	100	100	
Revocable.sol	100	100	100	100	
Timelockable.sol	100	78.57	100	100	
Whitelistable.sol	100	100	100	100	
contracts/restrictions/	95.83	94.44	100	95.83	
RestrictionMessages.sol	100	100	100	100	
TransferRestrictions.sol	100	100	100	100	
TransferRestrictionsNone.sol	80	50	100	80	40
contracts/roles/	100	83.33	100	100	
OwnerRole.sol	100	75	100	100	
PauserRole.sol	100	100	100	100	
RevokerRole.sol	100	100	100	100	
TimelockerRole.sol	100	100	100	100	
WhitelisterRole.sol	100	50	100	100	
All files	**99.19**	**87.5**	**100**	**99.23**	

Appendix

File Signatures

The following are the SHA-256 hashes of the reviewed files. A file with a different SHA-256 hash has been modified, intentionally or otherwise, after the security review. You are cautioned that a different SHA-256 hash could be (but is not necessarily) an indication of a changed condition or potential vulnerability that was not within the scope of the review.

Contracts

```
e1d2e1d04bcebbcc02e37da6521bc53fd8cc0ee7cc1e558b29319b1eb3a1a045 ./contracts/InxToken.sol

ff98ae1d2490675979a38b1e5fe5bcf6b9b7f9f2b36dc3a3f8e1f2531bd9eb41 ./contracts/Migrations.sol

f1f6789294c59c5fee1cb934f1ea261b48459f9ef3b79a2761e8dda20dc2246b ./contracts/roles/OwnerRole.sol

f25b8a14b92ab8144a45937908fa0e269ab37ab8d9384f8424d99dbf90988d8c ./contracts/roles/PauserRole.sol

53d299a2c408b47bf587dc657d43ddd22c97b05bec5d2bf2db0e20a159424c2b ./contracts/roles/RevokerRole.sol

647a7aba7f1c189597f61f9f9dc7f7cb62b6717d411669295f33c178abd6f869 ./contracts/roles/TimelockerRole.sol

046a7d94fac7f496f2e6bdd0255fa827798e52e6a366921219f6fa10fc6a6ef6 ./contracts/roles/WhitelisterRole.sol

3f476d6315b0be711775df7b2fc9ed456d43252a2a8096ecfbc4d33348b477a4
./contracts/restrictions/RestrictionMessages.sol

4762631b03c6342473d2caa6a560d7231678814b22d800e2794980a6398e1756
./contracts/restrictions/TransferRestrictions.sol

8c7cac731e71f83e8e2bbed9b26f8372f99d8a6bf948e4d50710e5c7d0182545
./contracts/restrictions/TransferRestrictionsNone.sol

84f0b4598c79a5f916b20cf813a0dbffb5e624841b47ea8f56d1f8dcafb77748 ./contracts/capabilities/Pausable.sol

2c08143bc37b8616cc8b3980ca5eac13d5cb18b1b2f77c42a09fab1adedfec32 ./contracts/capabilities/Revocable.sol

10713f9259bcc5ba6cd3a7a291f3a6aad327374d1895ba284737d1195382b23c ./contracts/capabilities/Timelockable.sol

ace121652c3e1fc36d92ff351c0f5d68a2d82fca23de04a15c51bd888dd5681c ./contracts/capabilities/Whitelistable.sol

b7aa075ea5571d9111ffdfecd6cc9a421e6713734a83fe9078b050e29264eefc ./contracts/1404/IERC1404.sol

653818e01543f0854ab84aa6a36ae99a15a51a5e378bea926365b6149481e0b3 ./contracts/1404/IERC1404Validators.sol
```

Tests

```
a6c3a83b8fdb32658f754b60b3101fd6d4d651cfcd13709bf50375eb0e23b8d2 ./test/1404Restrictions.js

60e44aa135123552b9ffac884117431c639a0bd1d9b251b06b6c57189216d46e ./test/InxToken.js

989c01e15599e529b54517d0cc2ec11691b7843171fd90859549eae135c79896 ./test/OwnerRole.js

59d6f018b3dfc56a250277a213d183a370bcd56b27a484748b8b42ac06c1a8a1 ./test/Pausable.js

3a5dbab0dbcbe6cf62237f45e21d83dd3a5785a17aa1efbe6c59ecf56e06f884 ./test/PauserRole.js

b9f3a86658b0259245c38530b4befab046b7d9dd9dbf5050db10f847bc2b21cc ./test/Revocable.js

ec073d650358c9e64670f21df48259faa6ddb79ca0e01a56b4c5f901f5bc2c6b ./test/RevokerRole.js

b27f8fb8929eaab3a05940308e6b1f8125a4902932f8b075985a999a016ca76b ./test/Timelockable.js

6ad8c74243495a45cc04faeebe0a0058b49b55ddf10177a882a641eacd877479 ./test/TimelockerRole.js

25243b1a999c731db4448c1e66cec4fb41b90d5247fdeae200682b5383a0aff8 ./test/Transfers.js

a6e41032e9c032e67504e7b1a3302c8b4b81894251aaf8e120fd844add1a8d3f ./test/UpgradeRestrictions.js

2521ec05e245140b2663b96ea9158a04a559dbdbb88731e66a0503f38dc8cc7c ./test/Whitelistable.js

9341f53b54a93e2ef5d87fdaebf5c067e4bd5f3ac26e87ef0953a5380b15e739 ./test/WhitelistRole.js
```

About Quantstamp

Quantstamp is a Y Combinator-backed company that helps to secure smart contracts at scale using computer-aided reasoning tools, with a mission to help boost adoption of this exponentially growing technology.

Quantstamp's team boasts decades of combined experience in formal verification, static analysis, and software verification. Collectively, our individuals have over 500 Google scholar citations and numerous published papers. In its mission to proliferate development and adoption of blockchain applications, Quantstamp is also developing a new protocol for smart contract verification to help smart contract developers and projects worldwide to perform cost-effective smart contract security audits.

To date, Quantstamp has helped to secure hundreds of millions of dollars of transaction value in smart contracts and has assisted dozens of blockchain projects globally with its white glove security auditing services. As an evangelist of the blockchain ecosystem, Quantstamp assists core infrastructure projects and leading community initiatives such as the Ethereum Community Fund to expedite the adoption of blockchain technology.

Finally, Quantstamp's dedication to research and development in the form of collaborations with leading academic institutions such as National University of Singapore and MIT (Massachusetts Institute of Technology) reflects Quantstamp's commitment to enable world-class smart contract innovation.

Timeliness of content

The content contained in the report is current as of the date appearing on the report and is subject to change without notice, unless indicated otherwise by Quantstamp; however, Quantstamp does not guarantee or warrant the accuracy, timeliness, or completeness of any report you access using the internet or other means, and assumes no obligation to update any information following publication.

Notice of confidentiality

This report, including the content, data, and underlying methodologies, are subject to the confidentiality and feedback provisions in your agreement with Quantstamp. These materials are not to be disclosed, extracted, copied, or distributed except to the extent expressly authorized by Quantstamp.

Links to other websites

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Disclaimer

This report is based on the scope of materials and documentation provided for a limited review at the time provided. Results may not be complete nor inclusive of all vulnerabilities. The review and this report are provided on an as-is, where-is, and as-available basis. You agree that your access and/or use, including but not limited to any associated services, products, protocols, platforms, content, and materials, will be at your sole risk. Cryptographic tokens are emergent technologies and carry with them high levels of technical risk and uncertainty. The Solidity language itself and other smart contract languages remain under development and are subject to unknown risks and flaws. The review does not extend to the compiler layer, or any other areas beyond Solidity or the smart contract programming language, or other programming aspects that could present security risks. You may risk loss of tokens, Ether, and/or other loss. A report is not an endorsement (or other opinion) of any particular project or team, and the report does not guarantee the security of any particular project. A report does not consider, and should not be interpreted as considering or having any bearing on, the potential economics of a token, token sale or any other product, service or other asset. No third party should rely on the reports in any way, including for the purpose of making any decisions to buy or sell any token, product, service or other asset. To the fullest extent permitted by law, we disclaim all warranties, express or implied, in connection with this report, its content, and the related services and products and your use thereof, including, without limitation, the implied warranties of merchantability, fitness for a particular purpose, and non-infringement. We do not warrant, endorse, guarantee, or assume responsibility for any product or service advertised or offered by a third party through the product, any open source or third party software, code, libraries, materials, or information linked to, called by, referenced by or accessible through the report, its content, and the related services and products, any hyperlinked website, or any website or mobile application featured in any banner or other advertising, and we will not be a party to or in any way be responsible for monitoring any transaction between you and any third-party providers of products or services. As with the purchase or use of a product or service through any medium or in any environment, you should use your best judgment and exercise caution where appropriate. You may risk loss of QSP tokens or other loss. FOR AVOIDANCE OF DOUBT, THE REPORT, ITS CONTENT, ACCESS, AND/OR USAGE THEREOF, INCLUDING ANY ASSOCIATED SERVICES OR MATERIALS, SHALL NOT BE CONSIDERED OR RELIED UPON AS ANY FORM OF FINANCIAL, INVESTMENT, TAX, LEGAL, REGULATORY, OR OTHER ADVICE.